Exhibit 99.5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company:	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme:	ROYAL & SUN ALLIANCE EXECUTIVE SHARE OPTION SCHEME (FORMERLY ROYAL & SUN ALLIANCE 1989 EXECUTIVE SHARE OPTION SCHEME; ROYAL & SUN ALLIANCE 1996 EXECUTIVE SHARE OPTION SCHEME)

3.	Period of return:	From 1 July 2002 to 31 December 2002

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	7,060,303 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	100 ORDINARY SHARES OF 27.5p EACH

6.	Balance under scheme not yet issued/allotted at end of period:	7,060,203 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	5,841,121 ORDINARY SHARES OF 25p EACH LISTED OCTOBER 1996 7,000,000 ORDINARY SHARES OF 27.5p EACH LISTED 9 JULY 2001 (LISTED UNDER THE NAME "ROYAL & SUN ALLIANCE EXECUTIVE SHARE OPTION SCHEME")

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 1,439,945,133 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 30 BERKELEY SQUARE, LONDON W1J 6EW

Name: CAROLINE WEBB	Telephone: 020 7569 6075

Person making return	Name: JACKIE FOX

Position: DEPUTY GROUP COMPANY SECRETARY	Signature: